Mail Stop 3561

March 9, 2010

Kurt Wise
President
Wise Sales, Inc.
4701 Washington Ave., Suite 210
Racine, Wisconsin 53406

>   **Re: Wise Sales, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 22, 2010**
>   **File No. 333-158966**

Dear Mr. Wise:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Description of Business, page 19

General Information, page 19

1.   We reviewed your responses to comments two and three in our letter dated February 12, 2010 and your revised disclosure in response to these comments. It appears that you have revised your disclosure to merely replace the phrase "distribution network" with the phrase "network of advertising platform partners." We reissue our comments with respect to your "network of advertising platform partners."

2.   In the second paragraph under this heading you state that two of your clients will include Wise Savings and Wise Exchange. Elsewhere in your prospectus, you indicate that you only have a contractual relationship with Wise Savings and that you are still in the process of negotiating a contract Wise Exchange. With a view toward disclosure, please tell us the status of your contract negotiations with Wise

Exchange. Please also revise your disclosure in the second paragraph under this heading, and elsewhere as appropriate, to state as you do on in your risk factor "Reliance on affiliates" on page 9 that you do not yet have a contract with Wise Exchange.

Industry Background, page 19

3.   We reviewed your response to comment five in our letter dated February 12, 2010, the sources you provided and your revised disclosure. We note that both reports you cite were published last March. With a view toward disclosure, please tell us whether more current data is available.

Financial Statements, page F-1

4.   Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date. Please note that your financial statements were stale when this amendment was filed.

Notes to Consolidated Financial Statements

Note 3 – Capital Stock, page F-10

5.   We read your revisions to this footnote based on comment 16 from our letter dated February 12, 2010. As previously requested, please revise this footnote to provide the disclosures required by ASC 718-10-50, formerly paragraph A240 of SFAS 123R, for these stock grants. If you did not use a valuation specialist, please describe to us the objective evidence that supports your determination of the fair value of your common stock at each grant or issue date.

Interim Financial Statements for the nine months ended September 30, 2009, page F-11

6.   We note your response to comment 17 from our letter dated February 12, 2010. However, your references to accounting standards have not been updated. We remind you that all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly. For example, you should no longer refer to Statements of Financial Accounting Standards or Statements of Position but to the appropriate section of the Accounting Standards Codification.

Note 6 – Subsequent Events, page F-19

7.   We read your response to comment 18 from our letter dated February 12, 2010. Please explain to us why you consider your financial statements to have been

issued as of December 29, 2009. We remind you that per ASC 855 financial statements are considered issued when they are widely distributed to shareholders and other financial statement users for general use and reliance in a form and format that complies with GAAP. We would generally assume that this would occur when you filed your financial statements on EDGAR. Additionally, when you update your financial statements, please comply with ASU 2010-09.

Exhibit 5, Opinion of Joseph L. Pittera, Esq.

8.   We reviewed your responses to comment 20 in our letter dated February 12, 2010 and the revised opinion of your counsel and reissue this comment. Counsel should revise its opinion to state that the shares to be issued will be duly authorized, validly issued, fully paid and non-assessable. Counsel's statement that the shares are "likewise legal" is insufficient.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph Lambert Pittera, Esq.
        Law Office of Joseph Lambert Pittera, Esq.
        Facsimile Number: (310) 328-3063